November 17, 2015

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 9, 2015

File No. 001-35877

Dear Mr. McPhee and Mr. Cline:

On behalf of Hannon Armstrong Sustainable Infrastructure Capital, Inc., (“Hannon,” the “Company” or “we”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 10, 2015 (the “November 10 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). The responses to the Staff’s comments are set out in the order in which the comments were set out in the November 10 Letter and are numbered accordingly.

Form 10-K for the fiscal year ended December 31, 2014

Financial Statements and Supplementary Data, page 91

Summary of Significant Accounting Policies, page 100

Securitization of Receivables, page 103

1.	We note that you use sale accounting for receivables transferred to your special purpose entities or securitizations trusts and that your disclosures state that your analysis of the structure of these entities under US GAAP have lead you to the conclusion that you are not the primary beneficiary for purposes of consolidation. Please address the following:

•	Please provide us your analysis under ASC 860-10-40 used in determining the appropriateness of sale accounting for these transfers, including the requirements of paragraph 40-5.

•	Please tell us if a true-sale-at-law opinion and/or a non-consolidation opinion were obtained in connection with your analysis. If so, please revise future filings to disclose that fact.

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

November 17, 2015

•	Please tell us the specific nature of your residual interests in securitized assets and discuss your rights to the associated cash flows.

•	Please tell us what your rights as servicer of the assets are regarding decision making for the underlying assets and the day to day operations of the trusts. Please provide us an example of one of your servicing agreements with the relevant sections highlighted.

First and Second Bullet

The receivables that we securitize are typically fixed cash payment amounts due on specified dates over a defined contractual period, primarily from the federal government (“Receivables”). We assign these payments to a special purpose entity or securitization trust with an independent trustee who maintains control of all payments. The purchaser of the Trust’s interest in the Receivable (the “Investor”) is typically a large financial institution.

We analyze the sales accounting for the Receivables that are transferred to our special purpose entities or securitization trusts under ASC Topic 860, Transfers and Servicing of Financial Assets. ASC 860-10-40-5 states that a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets is accounted for as a sale if and only if all of the following conditions are met:

•	The transferred financial assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

•	Each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange the asset and provides more than a trivial benefit to the transferor.

•	The transferor, its consolidated affiliates included in the financial statements being presented or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

Our conclusion is that the transfer of the Receivables met the sale criteria as they have been fully transferred to a special purpose entity or securitization trust with an independent trustee and are legally isolated from us, the Investor has the right to pledge or exchange their interest in the Receivables and we do not maintain any effective control over the Receivables.

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

November 17, 2015

We have obtained true-sale-at-law opinions and/or non-consolidation opinions for each of our trust structures. We will revise Note 2, Summary of Significant Accounting Policies – Securitization of Receivables, in our Annual Report on Form 10-K for the year ended December 31, 2015, by adding the following underlined language.

We account for transfers of financing receivables to these securitization trusts as sales pursuant to ASC 860, Transfers and Servicing, as we have concluded the transferred receivables have been isolated from the transferor (i.e., put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership) and we have surrendered control over the transferred receivables. We have received legal opinions that support our conclusion. When we sell receivables in securitizations, we generally retain minor interests in the form of servicing rights and residual assets, which we refer to as securitization assets.

Third Bullet

As of December 31, 2014, we held approximately $5.2 million of residual assets that consisted of two categories, a cash reserve balance of approximately $2.0 million and deferred fees of approximately $3.2 million. The cash reserve is not part of the sold cash flows and will be returned to us when the special purpose entities or securitization trusts are wound up. The deferred fees represent a fixed amount of the initial purchase consideration that is paid to us over time as the Receivable is paid according to an agreed schedule. We have no rights in the Receivables themselves. These deferred fees represent less than 0.2% of the outstanding $1.7 billion of assets in our securitization trusts. These amounts are subordinate to the investor’s interest and their values are subject to credit, prepayment and interest rate risks on the transferred financial assets.

Fourth Bullet

Our rights as servicer of the Receivables are customary and administrative in nature and include activities such as billing and collection of the Receivables, notifying the trustee of the scheduled amounts that are to be disbursed to the third party operations and maintenance provider, if any and the Investor and preparing reports to the Investor and the independent trustee, among others. Significant activities or decisions related to the Receivables are made at the direction of the Investor or the trustee. We have no authority over changing the amount or timing of any payment or any other significant decision related to the Receivables. We have attached a representative servicing section of a trust agreement as Exhibit A.

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

November 17, 2015

Variable Interest Entities and Equity Method Investments in Affiliate, page 105

2.	Please tell us in greater detail how you determined the appropriateness of the equity method in recording your investment in Strong Upwind. Noting your 50% ownership, discuss how the entity is managed, who has the decision making authority and how disagreements are resolved.

We analyzed the design, control over decision-making and the power and benefits of each partner under the framework provided in ASC 810, Consolidation. We determined that both partners have sufficient equity at risk and that the partnership has sufficient equity to conduct its operations. Strong Upwind was designed so that power is jointly controlled with the exception of certain tax issues where the power resides unilaterally with JPMorgan as described below. Thus we concluded that consolidation accounting is not required under the framework provided in ASC 810, Consolidation. Given our ownership interest in and joint control over Strong Upwind, we concluded that we have the ability to exert significant influence over Strong Upwind and that the equity method of accounting is appropriate, consistent with the guidance in ASC 323-30, Investments—Equity Method and Joint Ventures.

The purpose and design of the Strong Upwind is to directly or indirectly acquire, hold and dispose of and otherwise manage the tax equity interests in a portfolio of wind energy companies that own operating wind projects managed by third party wind operators. We analyzed the Strong Upwind LLC Agreement for provisions that govern how Strong Upwind is managed. The overall management of Strong Upwind is vested in a Management Committee consisting of one representative from JPMorgan and one representative from Hannon with each representative having one vote. Material decisions involving Strong Upwind require unanimous agreement of the two Management Committee members with the exception of certain tax matters where JPMorgan can make a unilateral decision. If there is no agreement after an escalation process to a senior executive of each company, the current situation remains in place (i.e., no action is taken). We do not have any unilateral decision rights.

The voting rights of Strong Upwind in any of the wind energy companies are not significant enough to direct the activities of these companies due to the rights of other investors in those entities as well as the rights of the wind project operators. For decisions involving voting the membership interest of Strong Upwind regarding a proposal by one of the wind project holding companies, JPMorgan is required to make a recommendation regarding the decision. Other than in the case of certain tax matters where JPMorgan can act unilaterally, Hannon has the right to provide a notice of objection to the recommendation.

If Hannon provides a notice of objection and following the escalation process, there is no agreement, then Strong Upwind is required to vote in favor of the proposal made by the wind energy company.

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

November 17, 2015

In the case of one of the wind energy companies, if there is no agreement, 50% of the membership interest owned by Strong Upwind in that company shall be voted for the proposed action and 50% of the membership interest shall be voted against the proposed action.

Based on our ownership interest combined with the design and the decision making process, we concluded that the equity method of accounting was appropriate for our investment in Strong Upwind.

In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Brendan Herron

Enclosures

cc:	Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Steven L. Chuslo

Clifford Chance US LLP

Jay L. Bernstein

Andrew S. Epstein

Mr. Eric McPhee

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

November 17, 2015

Exhibit A

Supplementally provided to the SEC Staff